Exhibit C
SIMCERE PHARMACEUTICAL GROUP
OFFER TO EXCHANGE
STOCK OPTIONS FOR REPLACEMENT RESTRICTED SHARES
INDIVIDUAL OPTION STATEMENT
[Name]
[Address]
     On April 21, 2009, Simcere announced an offer (the “Exchange Offer”) to exchange eligible Simcere stock options for Simcere restricted shares pursuant to the Offering Circular dated April 21, 2009 (the “Offering Circular”), which accompanies this Individual Option Statement. Refer to the Offering Circular for a more detailed description of the terms and conditions of the Exchange Offer. Capitalized terms that are used in this Individual Option Statement and that are not defined in this Individual Option Statement are defined in the Offering Circular.
     Our records reflect that, as of April [___], 2009, you held the Eligible Options identified in the following table. Note that the Eligible Options included in this table may include options that you have already exercised, but have not yet been reported to us by our stock plan administrator as of the date that the table was generated.
     You should read this statement in connection with the Offering Circular and the other documents referenced in the Offering Circular. If any of the information contained in the following table is not correct, or if you believe that you hold options that should be eligible for the Exchange Offer but are not reflected in the following table, call or send an email to Zhang Yinghui at +86 25 8556 6666 ext. 8848 or zhangyinghui@simcere.com or Ren Weidong at +86 25 8556 6666 ext. 8800 or renweidong@simcere.com.

Date of Grant	Date of Expiration	Per Share Exercise Price	Number of Shares Granted	Number of Shares Exercised	Number of Shares Currently Outstanding